UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 26, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Aytu Bioscience, Inc.

File No. 000-53121 - CF#32400

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Aytu Bioscience, Inc. (formerly Rosewind Corporation) submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on April 22, 2015, as amended on June 8, 2015.

Based on representations by Aytu Bioscience, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.4	through December 2, 2021
Exhibit 10.5	through September 10, 2022
Exhibit 10.7	through April 22, 2018
Exhibit 10.8	through April 22, 2018
Exhibit 10.9	through March 31, 2019
Exhibit 10.10	through March 31, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary